Exhibit 99.1

Opera Limited announces second quarter 2021 financial results, revenue growth exceeds expectations and adjusted EBITDA meets expectations

Q2 revenue grew 87% year-over-year driven by very strong browser and news performance

Company guides to third quarter revenue growth of 51% at the midpoint

Company raises revenue expectations, year-over-year revenue increasing 48% at the midpoint

Oslo, Norway, August 12, 2021 – Opera Limited (NASDAQ: OPRA), one of the world’s largest internet consumer brands with hundreds of millions of users worldwide, today announced its unaudited consolidated financial results for the quarter ended June 30, 2021.

Second quarter 2021 financial highlights

	Three Months Ended June 30,		Year-over-	Six Months Ended June 30,		Year-over-
[US$ thousands, except for margins and per ADS amounts]	2020	2021	year % change	2020	2021	year % change
Revenue	32,217	60,161	86.7%	72,411	111,744	54.3%

Net income (loss)	17,141	44,287	158.4%	(3,722)	44,926	n.m.
Margin	53.2%	73.6%		(5.1%)	40.2%

Adjusted EBITDA (1)	598	(1,015)	n.m.	255	3,561	1296.5%
Margin	1.9%	(1.7%)		0.4%	3.2%

Adjusted net income (1)	19,397	49,144	153.4%	7,123	53,751	654.6%
Margin	60.2%	81.7%		9.8%	48.1%

Diluted net income per ADS, US$	0.13	0.38	187.9%	(0.03)	0.39	n.m.

Diluted adjusted net income per ADS, US$ (1)	0.16	0.42	162.6%	0.06	0.46	666.7%

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

“We’re pleased to report yet another strong quarter and again raise revenue guidance for the year”, said Opera Co-CEO Song Lin. “As people continue to shift their lives online, they want to be able to choose a browser that can be personalized to reflect the way they lead their digital lives. Opera is that browser, and we see a huge opportunity ahead of us as we continue to meet these needs. In addition, we are well underway to seize opportunities both on the content side with News and Gaming and geographic expansion to higher monetizing regions.”

“Every aspect of our business is performing: the innovations and features that are attracting more users and allowing us to push into new geographies and new categories, our ability to monetize our user base, and even the value of our investments” concluded Song Lin. “We’re looking forward to continued growth in 2021.”

Second Quarter and Recent Business Highlights

●	Core search and advertising revenue growth rates accelerated to 94% year-over-year in Q2 driven by strong browser and news performance

●

Opera’s monthly active user base was relatively stable compared to the second quarter of 2020; however, within the total our user base saw a directional shift towards higher ARPU markets. We directed our focus towards growing North America which saw 52% user growth, and Europe with 15% user growth, and less focus on Asia as we continue to target higher monetizing users

●	The Company reached 78 million average monthly PC users in the second quarter, up 4% year-over-year

●	The Opera GX browser user base now has 10 million users on desktop and already exceeds one million on mobile

●	Opera announced over 1 billion cumulative downloads on the Google Play Store

●

Opera News revenue grew 442% year-over-year and 49% sequentially versus the first quarter of 2021; Opera Football, a vertically focused news site which launched in June, and already has over 10 million users

●

Continued scaling our other strategic growth initiatives; we launched our cashback offering under the Dify brand in Spain which led to a four-fold increase in facilitated e-commerce transactions in our browsers from April to June in that market, and we continued to build out the Opera gaming platform/community

●	Hype, our in-browser messaging app for Opera Mini, launched in three more African markets during the quarter and already has over 1 million sign-ups

●	Opera monetized 29% of its stake in OPay for total consideration of $50 million

Business Outlook

“Building off the strong start to the year, we have even greater confidence and expectations for the second half of 2021” said Opera CFO, Frode Jacobsen. “The investments we have made in our ‘Browser+’ strategy are becoming material and apparent in our financial results, on top of healthy core browser revenue growth.”

For the full year of 2021, Opera now expects revenue of $242 million to $247 million, representing a 48% year-over-year increase versus 2020 at the midpoint. Following the successful execution of our growth strategy to date, we have additional confidence in continuing our growth investments and expect adjusted EBITDA to come in between $10 and $20 million for the year.

For the third quarter of 2021, Opera expects revenue of $63 million to $65 million, representing 51% year-over-year growth at the midpoint. This is being driven by further acceleration in our core businesses and the continued growth of Opera News. Adjusted EBITDA will be around breakeven as Opera continues to invest significantly in the growth of its businesses.

Other updates

Nanobank continued its rebound with revenue of $57.3 million, a 14% sequential increase versus the prior quarter. Nanobank expects sequential growth in the second half of the year to continue at this level or higher, however the company has been required to remain cautious in light of the continued implications of COVID in its markets, in particular as it relates to India. Adjusted EBITDA was $1.6 million following a re-assessment of its credit loss provisions in light of current market conditions.

During the quarter, we monetized 29% of our stake in OPay for a total consideration of $50 million, representing a gain of $31.1 million compared to the previous carrying amount on our balance sheet. In addition, we recognized a financial gain related to the associated step-up in the fair value of our retained preference shares in OPay.

Second quarter 2021 consolidated financial results

All comparisons in this section are relative to the second quarter of 2020 unless otherwise stated. Income and expenses from our former emerging markets fintech and retail operations are not included in comparisons as they are classified as discontinued operations.

Revenue increased 87% to $60.2 million in the quarter.

●	Search revenue increased by 69% to $29.8 million driven by both PC and mobile browser monetization growth.
●	Advertising revenue increased by 128% to $28.9 million, predominantly fueled by monetization growth within Opera News and our mobile browsers.
●

Technology licensing and other revenue was $1.4 million, a $0.5 million decline compared to the same period of the previous year as we have been phasing out low-margin professional services for an investee.

Operating expenses increased by 77% to $68.2 million.

●	Combined technology and platform fees, content cost and cost of inventory sold was $2.7 million, a 24% increase following the scaling of associated revenues.
●

Personnel expenses, including share-based remuneration, were $18.5 million, a 29% increase as we are investing in new products and services. This expense consists of cash-based compensation expense of $16.5 million, and $1.9 million of share-based remuneration expense.

●

Marketing and distribution expenses were $35.3 million, an increase of 254% or $25.3 million versus Q2 2020, and 51% or $11.9 million versus Q1 2021. We are investing in accelerating the growth of our business, with Opera News in developed markets representing the biggest driver of the increases in both comparisons.

●	Depreciation and amortization expenses were $5.1 million, a 6% increase.
●	Other operating expenses were $6.4 million, a 6% decrease.

Operating loss was $7.9 million compared to an operating loss of $0.3 million in the second quarter of 2020.

Other items in the quarter include a $57.5 million increase in the fair value of our preferred shares in OPay, recorded as other income from long-term investments. This was partially offset by our share of loss from associates and joint ventures of $2.3 million. Further, we recorded a net finance loss of $4.9 million related to marketable securities held as part of our treasury function and net foreign exchange loss, as compared to a $9.2 million gain in the second quarter of 2020.

Income tax benefit was $2.0 million in the quarter.

Net income was $44.3 million. This compared to net income of $17.1 million in the second quarter of 2020.

Net income per ADS was $0.38 in the quarter. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 230.3 million, corresponding to 115.1 million ADSs.

Adjusted EBITDA was negative $1.0 million and in line with the previous guidance, representing a negative 2% adjusted EBITDA margin, compared to adjusted EBITDA of $0.6 million in the second quarter of 2020. Adjusted EBITDA excludes share-based remuneration and non-recurring expenses, as well as other income and discontinued operations.

Adjusted net income was $49.1 million in the quarter, compared to adjusted net income of $19.4 million in the second quarter of 2020. Adjusted net income excludes share-based remuneration, non-recurring expenses, discontinued operations and amortization of intangible assets related to acquisitions.

Adjusted net income per ADS was $0.43 in the quarter.

We have posted unaudited supplemental information at https://investor.opera.com, including: 1) Opera’s financial historical results by quarter since 2019; and 2) Nanobank financial results by quarter since 2019 (pro forma prior to August 19, 2020).

Conference call

Opera’s management will host a conference call to discuss the second quarter 2021 financial results on Thursday, August 12th at 8:00 am Eastern Time (EST) (2:00 PM Central European Time, 9:00 PM Beijing/Hong Kong time). Listeners may access the call by dialing the following numbers:

United States: +1 877-888-4294

China: +10-800-714-1507 or +10-800-140-1382

Hong Kong: +80-090-1494

Norway: +47 80-01-3780

United Kingdom: +44 (0) 808-101-1183

International: +1 785-424-1881

Confirmation Code: OPRAQ221

A live webcast of the conference call will be posted at https://investor.opera.com.

We will be tweeting highlights from our prepared remarks. Please follow along @InvestorOpera.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of associates and joint ventures, other loss (income) from long-term investments, depreciation and amortization, share-based remuneration, non-recurring expenses, and excluding other income and profit (loss) from discontinued operations.

We define adjusted net income as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, amortization of Nanobank intangible assets, non-recurring expenses, and excluding profit (loss) from discontinued operations, adjusted for the associated tax benefit related to such items.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company and its investees’ future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “intend,” “seek, ” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company, its investees, and the industry in which they operate. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of the COVID-19 pandemic as well as changes in consumer behaviors as a result of such pandemic; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company and its investees’ expectations regarding demand for and market acceptance of their brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which Company or its investees have businesses. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera’s browsers, news products and fintech solutions are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at www.investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com

For media enquiries, please contact: press-team@opera.com

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands, except per share and ADS amounts]	2020	2021	2020	2021
Revenue	32,217	60,161	72,411	111,744
Other income	-	96	5,994	154
Operating expenses
Technology and platform fees	(587)	(1,112)	(1,134)	(1,984)
Content cost	(1,548)	(741)	(2,623)	(1,586)
Cost of inventory sold	(9)	(798)	(58)	(1,244)
Personnel expenses including share-based remuneration	(14,288)	(18,461)	(30,741)	(35,556)
Marketing and distribution expenses	(9,978)	(35,301)	(24,504)	(58,658)
Credit loss expense	(32)	(320)	(1,276)	(306)
Depreciation and amortization	(4,780)	(5,080)	(9,437)	(10,117)
Non-recurring expenses	(502)	-	(2,574)	-
Other expenses	(6,751)	(6,359)	(13,864)	(11,819)
Total operating expenses	(38,475)	(68,173)	(86,211)	(121,271)

Operating profit (loss)	(265)	(7,916)	(7,809)	(9,374)

Share of net income (loss) of associates and joint ventures	(813)	(2,339)	(1,477)	(2,484)
Other income (loss) from long-term investments	6,000	57,500	6,000	57,500

Net finance income (expense)
Finance income	9,563	16	9,552	1,733
Finance expense	(196)	(3,548)	(6,116)	(3,991)
Net foreign exchange gain (loss)	(150)	(1,378)	(430)	(1,239)
Net finance income (expense)	9,217	(4,911)	3,006	(3,498)

Profit before income taxes	14,138	42,334	(281)	42,145
Income tax (expense) benefit	2,206	1,953	657	2,781
Profit from continuing operations	16,344	44,287	376	44,926

Profit (loss) from discontinued operations	797	-	(4,095)	-

Net income	17,141	44,287	(3,722)	44,926

Net income attributable to:
Equity holders of the parent	17,141	44,287	(3,722)	44,926
Non-controlling interests	-	-	-	-
Total net income attributed	17,141	44,287	(3,722)	44,926

Weighted average number of ordinary shares outstanding
Basic, millions (1)	238.04	230.29	238.17	230.28
Diluted, millions (2)	239.92	231.51	240.78	231.54

Profit per ordinary share from continuing operations
Basic, US$	0.07	0.19	0.00	0.20
Diluted, US$	0.07	0.19	0.00	0.19

Profit per ADS from continuing operations
Basic, US$	0.14	0.38	0.00	0.39
Diluted, US$	0.14	0.38	0.00	0.39

Net income per ordinary share
Basic, US$	0.06	0.19	(0.02)	0.20
Diluted, US$	0.06	0.19	(0.02)	0.19

Net income per ADS
Basic, US$	0.12	0.38	(0.03)	0.39
Diluted, US$	0.13	0.38	(0.03)	0.39

(1) As of June 30, 2021, the total number of shares outstanding for Opera Limited was 230,291,732 , equivalent to 115,145,866 ADSs.

(2) Includes the net dilutive impact of employee equity awards, all of which are dilutive.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands]	2020	2021	2020	2021
Net income	17,141	44,287	(3,722)	44,926

Other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations	1,222	2,013	(1,353)	697
Reclassification of exchange differences on loss of control	(11)	-	(11)	-
Share of other comprehensive income (loss) of associates and joint ventures	-	-	-	-
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods	1,211	2,013	(1,365)	697
Total comprehensive income	18,353	46,300	(5,085)	45,623

Total comprehensive income attributable to:
Equity holders of the parent	18,353	46,300	(5,085)	45,623
Non-controlling interests	-	-	-	-
Total comprehensive income attributed	18,353	46,300	(5,085)	45,623

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	As of June 30,
[US$ thousands]	2020	2021
ASSETS
Non-current assets
Furniture, fixtures and equipment	18,167	14,846
Intangible assets	111,954	112,237
Goodwill	424,961	431,433
Long-term investments	364,946	372,421
Non-current financial assets	1,490	1,986
Deferred tax assets	4,383	3,824
Total non-current assets	925,901	936,748

Current assets
Trade receivables	28,809	34,375
Loans to customers	68	62
Other receivables	10,750	9,353
Prepayments	9,061	8,213
Inventories	-	21
Other current financial assets	856	-
Marketable securities	-	22,775
Cash and cash equivalents	134,168	178,481
Total cash, cash equivalents, and marketable securities	134,168	201,256
Total current assets	183,711	253,280
TOTAL ASSETS	1,109,612	1,190,028

EQUITY AND LIABILITIES
Equity
Share capital	24	24
Other paid in capital	765,129	764,381
Retained earnings	283,334	330,710
Foreign currency translation reserve	408	1,105
Equity attributed to equity holders of the parent	1,048,895	1,096,217
Non-controlling interests	-	-
Total equity	1,048,895	1,096,217

Non-current liabilities
Non-current lease liabilities and other loans	3,584	2,745
Deferred tax liabilities	11,745	10,889
Other non-current liabilities	68	1,413
Total non-current liabilities	15,397	15,047

Current liabilities
Trade and other payables	25,454	43,048
Current lease liabilities and other loans	5,389	3,974
Income tax payable	1,094	721
Deferred revenue	345	450
Other current liabilities	13,040	30,571
Total current liabilities	45,320	78,764

Total liabilities	60,717	93,811
TOTAL EQUITY AND LIABILITIES	1,109,612	1,190,028

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2019	24	814,177	99,513	(1,508)	912,206
Net income	-	-	(3,722)	-	(3,722)
Other comprehensive income (loss)	-	-	-	(1,365)	(1,365)
Total comprehensive income (loss)	-	-	(3,722)	(1,365)	(5,086)
Acquisition of treasury shares	-	(18,470)	-	-	(18,470)
Share-based remuneration expense	-	-	2,234	-	2,234
As of June 30, 2020	24	795,707	98,025	(2,873)	890,884

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2020	24	765,129	283,334	408	1,048,895
Net income	-	-	44,926	-	49,173
Other comprehensive income	-	-	-	697	697
Total comprehensive income	-	-	44,926	697	45,623
Acquisition of treasury shares	-	(749)	-	-	(749)
Share-based remuneration expense	-	-	2,450	-	2,450
As of June 30, 2021	24	764,381	330,710	1,105	1,096,217

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands]	2020	2021	2020	2021
Cash flow from operating activities
Net income (loss) before income taxes from continuing operations	14,138	42,334	(281)	42,145
Net income (loss) before income taxes from discontinued operations	2,979	-	(7,421)	-
Income taxes paid	(7,041)	(448)	(7,102)	(1,207)
Depreciation and amortization	4,817	5,080	9,556	10,117
Share of net loss (income) of associates and joint ventures	813	2,628	1,477	2,484
Other loss (income) from long-term investments	(6,000)	(57,500)	(6,000)	(57,500)
Equity component of share-based payment expense	1,277	1,717	2,234	2,450
Net finance expense (income)	(9,802)	4,773	(1,510)	3,498
Change in inventories	7,145	(24)	7,568	(21)
Change in trade and other receivables	149	(4,384)	5,562	(4,170)
Change in loans to customers	30,991	17	79,122	5
Change in trade and other payables	(37,410)	10,779	(28,309)	17,595
Change in deferred revenue	(2,310)	(63)	3,337	105
Change in prepayments	6,724	(2,315)	(2,352)	847
Change in other liabilities	(2,355)	5,285	(618)	(1,440)
Other	2,932	(1,630)	3,207	(1,382)
Net cash flow from (used in) operating activities	7,047	6,252	58,469	13,527

Cash flow from investment activities
Purchase of intangibles assets	(1,132)	-	(1,489)	-
Purchase of equipment	(822)	139	(2,233)	(884)
Acquisition of subsidiary, net of cash acquired	-	-	(4,882)	(9,008)
Disbursement of short-term loans	-	-	(4,497)	-
Release of escrow account	1,000	-	1,000	-
Repayment of short-term loans	-	-	4,497	-
Deposit of collateral for loan facility	-	-	(1,000)	-
Net sale (purchase) of listed equity instruments	(3,283)	(17,439)	(9,402)	(3,522)
Net sale (purchase) of financial assets	-	50,000	-	50,000
Development expenditure	(2,229)	(1,216)	(3,806)	(2,068)
Interest income received	281	16	426	21
Net cash flow from (used in) investing activities	(6,185)	31,500	(21,386)	34,539

Cash flow from financing activities
Acquisition of treasury shares	(12,980)	-	(18,470)	(748)
Proceeds from loans and borrowings	(890)	(1,147)	6,905	-
Interests on loans and borrowings	(939)	(89)	(1,705)	(168)
Repayment of loans and borrowings	(47,609)	(348)	(53,180)	(348)
Payment of lease liabilities	(554)	(846)	(2,252)	(1,906)
Net cash flow from (used in) financing activities	(62,972)	(2,431)	(68,702)	(3,170)

Net change in cash and cash equivalents	(62,110)	35,322	(31,620)	44,896

Cash and cash equivalents at beginning of period	169,826	143,297	139,487	134,168
Net foreign exchange difference	(2,262)	(138)	(2,414)	(584)
Cash and cash equivalents at end of period	105,454	178,481	105,454	178,481

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three Months Ended June 30, 2020
Business area	Browser and News	Other	Total
Revenue categories
Search	17,626	-	17,626
Advertising	12,669	-	12,669
Technology licensing and other revenue	-	1,921	1,921
Total revenue	30,295	1,921	32,217

Technology and platform fees	(587)	-	(587)
Content cost	(1,548)	-	(1,548)
Cost of inventory sold	-	(9)	(9)
Other cost of revenue (1)	(50)	(1,519)	(1,569)
Marketing and distribution expenses	(9,817)	(161)	(9,978)
Credit loss expense	(32)	-	(32)
Direct expenses	(12,034)	(1,689)	(13,723)

Contribution by business area	18,261	232	18,494

(1) Includes expenses presented separately in the Statement of Operations as part of personnel and other expenses, including audit, legal and other advisory services, that were included in the cost invoiced certain customers and previously reported as Cost of revenue.

[US$ thousands]	Three Months Ended June 30, 2021
Business area	Browser and News	Other	Total
Revenue categories
Search	29,782	-	29,782
Advertising	28,935	7	28,942
Technology licensing and other revenue	-	1,436	1,436
Total revenue	58,717	1,443	60,161

Technology and platform fees	(930)	(182)	(1,112)
Content cost	(730)	(11)	(741)
Cost of inventory sold	(798)	-	(798)
Marketing and distribution expenses	(35,085)	(216)	(35,301)
Credit loss expense	(316)	(4)	(320)
Direct expenses	(37,859)	(413)	(38,273)

Contribution by business area	20,858	1,030	21,888

[US$ thousands]	Six Months Ended June 30, 2020
Business area	Browser and News	Other	Total
Revenue categories
Search	37,290	-	37,290
Advertising	29,421	-	29,421
Technology licensing and other revenue	-	5,700	5,700
Total revenue	66,711	5,700	72,411

Technology and platform fees	(1,134)	-	(1,134)
Content cost	(2,623)	-	(2,623)
Cost of inventory sold	-	(58)	(58)
Other cost of revenue	(106)	(2,625)	(2,731)
Marketing and distribution expenses	(24,094)	(410)	(24,504)
Credit loss expense	(352)	(924)	(1,276)
Direct expenses	(28,310)	(4,017)	(32,326)

Contribution by business area	38,401	1,683	40,084

[US$ thousands]	Six Months Ended June 30, 2021
Business area	Browser and News	Other	Total
Revenue categories
Search	56,507	-	56,507
Advertising	52,340	32	52,347
Technology licensing and other revenue	-	2,864	2,890
Total revenue	108,847	2,897	111,744

Technology and platform fees	(1,649)	(335)	(1,984)
Content cost	(1,564)	(22)	(1,586)
Cost of inventory sold	(1,244)	-	(1,244)
Marketing and distribution expenses	(58,250)	(408)	(58,658)
Credit loss expense	(270)	(36)	(306)
Direct expenses	(62,977)	(801)	(63,779)

Contribution by business area	45,870	2,095	47,965

Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended June 30,		Six Months Ended June 30,
Personnel expenses including share-based remuneration	2020	2021	2020	2021
Personnel expenses excluding share-based remuneration	12,712	16,544	28,690	32,585
Share-based remuneration, including related social security costs	1,576	1,917	2,051	2,971
Total	14,288	18,461	30,741	35,556

Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended June 30,		Six Months Ended June 30,
Other expenses	2020	2021	2020	2021
Hosting	1,944	1,910	4,152	3,753
Audit, legal and other advisory services	2,105	2,447	4,054	3,943
Software license fees	576	475	983	889
Rent and other office expense	907	758	1,509	1,623
Travel	303	109	981	188
Other	916	660	2,185	1,423
Total	6,751	6,359	13,864	11,819

Non-IFRS financial measures

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands, except per share and ADS amounts]	2020	2021	2020	2021
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	17,141	44,287	(3,722)	44,926
Add: Income tax expense (benefit)	(2,206)	(1,953)	(657)	(2,781)
Add: Net finance expense (income)	(9,217)	4,911	(3,006)	3,498
Add: Share of net loss (income) of associates and joint ventures	813	2,339	1,477	2,484
Add: Other loss (income) from long-term investments	(6,000)	(57,500)	(6,000)	(57,500)
Add: Depreciation and amortization	4,780	5,080	9,437	10,117
Add: Share-based remuneration	1,576	1,917	2,051	2,971
Add: Non-recurring expenses	502	-	2,574	-
Less: Other income	(5,994)	(96)	(5,994)	(154)
Less: Profit (loss) from discontinued operations	(797)	-	4,095	-
Adjusted EBITDA	598	(1,015)	255	3,561

Reconciliation of net income (loss) to adjusted net income
Net Income (loss)	17,141	44,287	(3,722)	44,926
Add: Share-based remuneration	1,576	1,917	2,051	2,971
Add: Amortization of acquired intangible assets	1,336	1,571	2,673	3,142
Add: Amortization of Nanobank intangible assets (1)	-	1,759	-	3,518
Add: Non-recurring expenses	502	-	2,574	-
Income tax adjustment (2)	(360)	(389)	(548)	(805)
Less: Profit (loss) from discontinued operations	(797)	-	4,095	-
Adjusted net income	19,397	49,144	7,123	53,751

Weighted average number of ordinary shares outstanding
Basic, millions	238.04	230.29	238.17	230.28
Diluted, millions	239.92	231.51	240.78	231.54

Adjusted net income (loss) per ordinary share
Basic, US$	0.08	0.21	0.03	0.23
Diluted, US$	0.08	0.21	0.03	0.23

Adjusted net income (loss) per ADS
Basic, US$	0.16	0.43	0.06	0.47
Diluted, US$	0.16	0.42	0.06	0.46

(1) The amortization of Nanobank intangible assets is included in the line "Share of net income (loss) of associates and joint ventures".

(2) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.